SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

SEKISUI HOUSE

December 1, 2005

Consolidated Third-Quarter Earnings Report
February 1, 2005 – October 31, 2005

Sekisui House, Ltd.
Stock code: 1928 Telephone: +81 6 6440 3111
http://www.sekisuihouse.co.jp/
President & Representative Director: Isami Wada
Inquiries: PR Department Associate Officer: Hidehiro Yamaguchi

1. Matters Pertaining to Preparation of Third-Quarter Operating Results

(a)Change in recognition methods in accounting policies from the previous consolidated financial statements: Yes
A simplified accounting method is applied to income taxes, allowances and reserves. As we did not prepare consolidated financial statements for the third quarter of the previous year, we have not provided descriptions of progress in business performance or changes in the financial position for the period.

(b)Change in accounting policies from the previous consolidated financial statements: Yes

(c)Change in the scope of consolidation and application of the equity method: Yes
Consolidated subsidiaries: Newly included: 3 companies Excluded: 4 companies
Companies for accounted for by the equity method: Newly included: 1company

2. Third-Quarter Operating Results for Fiscal 2005 (Feb.1, 2005 to Oct. 31, 2005)

(1) Consolidated Business Results

*Please note that numbers less than a million yen are rounded down.

	Net sales		Operating income		Recurring income		Net income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
FY2005 3rd Qtr.	1,006,220	6.4	33,807	-	34,652	-	16,928	-
FY2004 3rd Qtr.	945,366	3.9	-	-	-	-	-	-
FY2004	1,372,243		76,638		77,316		23,659	

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2005 3rd Qtr.	25.05	-
FY2004 3rd Qtr.	-	-
FY2004	33.80	-

[Qualitative information on the progress of consolidated performance]

During the third quarter of fiscal 2005, the Japanese economy experienced a mild recovery as corporate profits fared relatively strong and the employment conditions improved. Due to the rise in prices of raw materials such as oil and steel, however, the operating environment remained difficult.

The housing market also remained difficult overall. First time buyers' motivation remained relatively high as the percentage of land price decrease moderated and interest rates remained low. However, demand from owner-occupiers stayed sluggish, as the motivation of middle-aged customers, who account for the majority of secondary acquisitions for rebuilding, failed to show a major turnaround.

Against this backdrop, we enhanced marketing expertise, resulting in net sales of 1,006,220 million yen (up 6.4% year-on-year), recurring income of 34,652 million yen and net income of 16,928 million yen on a consolidated basis. Consolidated orders totaled 1,101,536 million yen.

SEKISUI HOUSE

(2) Consolidated Financial Position

	Total asset	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	*Millions of yen*	%	*yen*
FY2005 3rd Qtr.	1,127,130	653,879	58.0	981.45
FY2004 3rd Qtr.	-	-	-	-
FY2004	1,140,231	666,475	58.5	979.40

Consolidated Cash Flows

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*
FY2005 3rd Qtr.	(32,755)	6,677	(51,211)	102,348
FY2004 3rd Qtr.	-	-	-	-
FY2004	50,992	(32,507)	(61,141)	179,712

[Qualitative information on the changes in the consolidated financial position]

Inventories grew substantially compared from the end of the previous fiscal year due to the aggressive acquisition of land for sale designed to meet the growing demand from first time buyers. On the other hand, current assets decreased 0.4% owing to the reduction in cash and deposits, and notes and accounts receivables. Under fixed assets, investments in securities declined 31,373 million yen due chiefly to the sale of our national government bonds that were being held to manage our surplus funds.

On liabilities, we redeemed 10,000 million yen in unsecured straight bonds (no. 8) in February and 20,000 million yen in unsecured straight bonds (nos. 9 and 11) in June. Current liabilities, on the other hand, increased 9.9%, following a substantial rise in advances received and the issuance of short-term corporate bonds. Minority interests declined 21,087 million yen as Sekiwa Real Estate Group Companies became wholly owned subsidiaries of Sekisui House. Shareholders' equity decreased 12,596 million yen due chiefly to the buyback of about 42,900 thousand own shares.

3. Consolidated Results Forecast for the Year ending January 31, 2006 (Feb.1, 2005 to Jan. 31, 2006)

	Millions of yen			
	Net sales	Recurring income	Net income	Net income per share (yen)
Full year	1,490,000	80,000	41,500	62.29

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.
No revisions have been made to full-year forecasts announced on March 1, 2005.

SEKISUI HOUSE

Non-Consolidated Third-Quarter Earnings Report
February 1, 2005 – October 31, 2005

1. Third-Quarter Operating Results for Fiscal 2005 (Feb.1, 2005 to Oct. 31, 2005)

(1) Non-Consolidated Business Results

*Please note that numbers less than a million yen are rounded down.

	Net sales		Operating income		Recurring income		Net income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
FY2005 3rd Qtr.	742,759	1.3	19,454	-	21,874	-	10,287	-
FY2004 3rd Qtr.	733,217	3.4	-	-	-	-	-	-
FY2004	1,086,179		60,889		62,439		19,492	

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2005 3rd Qtr.	15.22	-
FY2004 3rd Qtr.	-	-
FY2004	28.19	-

(2) Non-Consolidated Financial Position

	Total asset	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	*Millions of yen*	%	yen
FY2005 3rd Qtr.	1,001,291	606,342	60.6	909.93
FY2004 3rd Qtr.	-	-	-	-
FY2004	988,821	625,390	63.2	919.45

2. Non-Consolidated Results Forecast for the Year ending January 31, 2006 (Feb.1, 2005 to Jan. 31, 2006)

	Millions of yen			
	Net sales	Recurring income	Net income	Net income per share (yen)
Full year	1,140,000	63,000	33,500	50.27

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.
No revisions have been made to full-year forecasts announced on March 1, 2005.

CONSOLIDATED BALANCE SHEETS

As of October 31, 2005 and January 31, 2005

Millions of yen

	FY2005 3rd Quarter	FY2004	Difference	%
Assets	**1,127,130**	**1,140,231**	**(13,101)**	**(1.1)**
Current assets	**731,368**	**734,449**	**(3,081)**	**(0.4)**
Cash and deposits	102,948	179,512		
Notes and accounts receivable	41,692	82,570		
Marketable securities	216	1,250		
Inventories	484,591	362,585		
Deferred income taxes	75,265	85,051		
Other current assets	28,233	25,116		
Less allowance for doubtful accounts	(1,579)	(1,636)		
Fixed assets	**395,762**	**405,781**	**(10,019)**	**(2.5)**
Tangible fixed assets	**213,785**	**184,221**	**29,564**	**16.0**
Buildings and structures	94,565	86,480		
Machinery and vehicles	11,647	11,609		
Tools and equipment	5,647	5,294		
Land	98,768	77,268		
Construction in progress	3,156	3,569		
Intangible fixed assets	**5,921**	**6,004**	**(83)**	**(1.4)**
Lease rights	2,011	2,007		
Software	2,980	3,079		
Utility rights	37	28		
Telephone subscription rights	870	865		
Other intangible fixed assets	21	23		
Investments and other assets	**176,055**	**215,555**	**(39,500)**	**(18.3)**
Investment in securities	97,477	128,850		
Long-term loans receivable	39,871	43,981		
Deferred income taxes	4,049	7,475		
Other investments and other assets	35,963	36,674		
Less allowance for doubtful accounts	(1,306)	(1,426)		
Total Assets	**1,127,130**	**1,140,231**	**(13,101)**	**(1.1)**

As of Octoberr 31, 2005 and January 31, 2005

Millions of yen

	FY2005 3rd Quarter	FY2004	Difference	%
Liabilities	**472,896**	**452,314**	**20,582**	**4.6**
Current liabilities	**389,381**	**354,422**	**34,959**	**9.9**
Notes and accounts payable	147,636	154,847		
Short-term notes	40,000	-		
Current portion of long-term debt and notes	-	30,000		
Accurued income taxes	4,176	19,485		
Advances received	131,059	86,434		
Reserve for bonuses	24,102	17,391		
Reserve for warranty on completed works	1,774	1,896		
Other current liabilities	40,632	44,368		
Long term liabilities	**83,514**	**97,891**	**(14,377)**	**(14.7)**
Long-term debt	-	9,426		
Accrued retirement benefits	26,440	26,896		
Reserve for retirement benefits for retiring directors, excutive officers and corporate auditors	1,686	1,535		
Reserve for Japan Expo Expenses	-	175		
Deposits and guarantees	53,241	56,344		
Consolidated adjustment account	233	345		
Other long term liabilities	1,912	3,168		
Minority interests	**354**	**21,441**	**(21,087)**	**(98.3)**
Shareholders' equity	**653,879**	**666,475**	**(12,596)**	**(1.9)**
Paid-in capital	186,554	186,554		
Capital surplus	237,522	237,524		
Retained earnings	259,477	259,773		
Net unrealized holding gain (loss) on securities	18,676	13,169		
Foreign currency translation adjustment	(79)	(5)		
Less treasury stock, at cost	(48,272)	(30,540)		
Liabilities, Minority Interests, and Shareholders' Equity	**1,127,130**	**1,140,231**	**(13,101)**	**(1.1)**

CONSOLIDATED STATEMENTS OF INCOME

	Feb.1, 2005 – Oct 31, 2005		Feb. 1, 2004 – Jan. 31, 2005	
	Millions of yen	%	*Millions of yen*	%
Net sales	**1,006,220**	**100.0**	**1,372,243**	**100.0**
Cost of sales	817,317	81.2	1,098,520	80.1
Gross profit	188,903	18.8	273,723	19.9
Selling, general and administrative expenses	155,095	15.4	197,085	14.3
Operating income	**33,807**	**3.4**	**76,638**	**5.6**
Non-operating income	**4,087**	**0.4**	**5,454**	**0.4**
Interest and divided income	1,585		2,765	
Equity in gains of affiliates	108		-	
Miscellaneous income	2,393		2,688	
Non-operating loss	**3,242**	**0.3**	**4,776**	**0.4**
Interest expense	126		535	
Equity in losses of affiliates	-		107	
Miscellaneous expense	3,116		4,133	
Recurring income	**34,652**	**3.5**	**77,316**	**5.6**
Extraordinary income	**396**	**0.0**	**46,606**	**3.4**
Extraordinary loss	**4,713**	**0.5**	**71,718**	**5.2**
Income before income taxes and minority interests	**30,335**	**3.0**	**52,204**	**3.8**
Income tax	13,377	1.3	27,451	2.0
Minority interests in earnings of subsidiaries	29	0.0	1,094	0.1
Net Income	**16,928**	**1.7**	**23,659**	**1.7**

CONSOLIDATED STATEMENT OF CASH FLOW

	Millions of yen	
	Feb.1,2005 – Oct.31,2005	Feb. 1, 2004 – Jan. 31, 2005
Cash flows from operating activities		
Income before income taxes and minority interests	30,335	52,204
Depreciation and amortization	7,976	11,553
Loss on impairment assets	-	59,469
Gains on the return of employee pension fund	-	(41,901)
Provision for retirement benefit	(455)	(3,258)
Interest and dividend income	(1,585)	(2,765)
Interest expense	126	535
Equity in losses (gains) of affiliates	(108)	107
Loss on revaluation of real estate held for sale	4,187	4,069
Loss on revaluation of securities	9	1,579
Decrease (increase) in note and accounts receivables	40,878	(2,532)
Increase in inventories and advance payments	(127,473)	(45,225)
Increase in notes and accounts payable	(6,196)	11,793
Increase in advances received	44,625	11,396
Other	(4,045)	(1,578)
Subtotal	**(11,723)**	**55,448**
Interest and dividends received	1,726	3,073
Interest paid	(231)	(719)
Income taxes paid	(22,527)	(6,809)
Net cash provided by operating activities	**(32,755)**	**50,992**
Cash flows from investing activities		
Purchases of short-term investments	(642)	(235)
Proceeds from sales of marketable securities	660	1,929
Purchases of property, plant and equipment	(38,296)	(35,108)
Proceeds from sales of property, plant and equipment	179	1,219
Purchase of investments in securities	(11,901)	(12,267)
Proceeds from sales of investments in securities	52,939	10,221
Payment for loans receivable	(1,112)	(2,485)
Settlement of loans receivable	5,206	5,314
Other	(355)	(1,095)
Net cash used in investing activities	**6,677**	**(32,507)**
Cash flows from financing activities		
Increase in issuance of short-term notes	40,000	-
Repayment of long-term debt	(1,552)	(20,249)
Repayment of notes	(30,000)	(10,000)
Cash dividend paid	(12,784)	(12,427)
Cash dividend paid for minority interests	(404)	(541)
Purchase of treasury stock	(46,608)	(17,947)
Other	139	23
Net cash used in financing activities	**(51,211)**	**(61,141)**
Effect of exchange rate changes on cash and cash equivalents	(74)	93
Net decrease in cash and cash equivalents	**(77,363)**	**(42,563)**
Cash and cash equivalents at beginning of year	**179,712**	**222,275**
Cash and cash equivalents at end of year	**102,348**	**179,712**

Significant Consolidated Accounting Policies

1. Change in accounting policies from the previous consolidated financial statements

Accounting for consumption taxes

Consumption taxes not subject to deductions were previously expensed in the consolidated fiscal year in which they arose. However, consumption taxes not subject to fixed asset related deductions at consolidated subsidiaries whose main business is real estate for leasing are recorded in "Other investments and other assets" on the relevant balancesheets and are amortized on a straight line basis over five years from the consolidated interim accounting period of this fiscal year.

2. Change in the scope of consolidation and companies accounted for by the equity method

Consolidated subsidiaries: Newly included: Sekiwa Real Estate Sapporo, Ltd., Sekiwa Support Service, Ltd., and MAST Clean Services, Ltd.
Excluded: Sekiwa Construction Fukushima, Ltd., Sekiwa Construction Toyohashi, Ltd., Sekiwa Construction Fukuchiyama, Ltd., and Sekiwa Construction Ehime-higashi, Ltd.

Accounted for by the equity method : PFI Mizu to Midori no Kenko-toshi, Ltd.

(Segmental information)

(1) Four sections classify each business

FY2005 Third Qtr. (Feb. 1, 2005– Oct. 31, 2005)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	476,768	218,109	217,013	94,328	1,006,220	-	1,006,220
Inter-group sales and transfers	1,383	-	1,218	2,855	5,457	(5,457)	-
Total sales	478,152	218,109	218,232	97,184	1,011,678	(5,457)	1,006,220
Operating expenses	438,450	208,382	208,845	95,531	951,210	21,202	972,413
Operating income	39,701	9,726	9,386	1,652	60,467	(26,659)	33,807

FY2004 (Feb. 1, 2004– Jan.31, 2005)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	708,539	273,455	269,326	120,923	1,372,243	-	1,372,243
Inter-group sales and transfers	1,293	-	1,438	7,878	10,610	(10,610)	-
Total sales	709,832	273,455	270,764	128,802	1,382,854	(10,610)	1,372,243
Operating expenses	627,692	261,176	262,641	125,029	1,276,539	19,065	1,295,605
Operating income	82,140	12,278	8,123	3,772	106,314	(29,675)	76,638

[Notes]

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

Built to Order Housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real Estate for Sale:	Selling houses and real estate and designing and constructing housing on estate land
Real Estate for Leasing:	Renting and managing properties
Other Business:	Designing, constructing, and contracting for leasing condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

FY2005 3rd Qtr. : 24,202 million yen FY2004: 26,824 million yen

Segment Breakdown

Consolidated

	FY2005 3rd Qtr. Feb.1, 2005 – Oct. 31, 2005					
	Orders	Accumulated Orders	Orders		Accumulated Orders	
			Fiscal 2004	Fiscal 2005 (F)	Fiscal 2004	Fiscal 2005 (F)
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
Built to Order Housing	510,092	445,825	675,571	702,000	412,502	399,502
Real Estate for Sale	255,053	116,960	260,718	366,000	80,015	93,015
Real Estate for Leasing	217,013	-	269,326	290,000	-	-
Other Business	119,377	106,488	135,755	158,000	81,439	107,439
Total	1,101,536	669,273	1,341,370	1,516,000	573,957	599,956

Non-Consolidated

	FY2005 3rd Qtr. Feb.1, 2005 – Oct. 31, 2005					
	Orders	Accumulated Orders	Orders		Accumulated Orders	
			Fiscal 2004	Fiscal 2005 (F)	Fiscal 2004	Fiscal 2005 (F)
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
Built to Order Housing	505,999	446,893	672,623	699,000	413,682	399,682
Real Estate for Sale	241,851	110,274	247,102	345,000	74,862	85,861
Real Estate for Leasing	6,901	-	9,320	10,000	-	-
Other Business	80,269	100,166	120,683	106,000	76,526	99,527
Total	835,021	657,333	1,049,730	1,160,000	565,071	585,070

Accumulated orders for Fiscal 2004 does not includethe balance transferred to Sekisui House Remodeling, Ltd. (6,165 million yen).

NON-CONSOLIDATED BALANCE SHEETS

As of October 31, 2005 and January 31, 2005

Millions of yen

	FY2005 3rd Quarter	FY2004	Difference	%
Assets	**1,001,291**	**988,821**	**12,470**	**1.3**
Current assets	**627,193**	**622,669**	**4,524**	**0.7**
Cash and deposits	46,175	110,650		
Notes receivable-trade	380	628		
Accounts receivable-construction	35,355	75,385		
Accounts receivable-real estate	1,366	3,331		
Prepaid expenses for construction in progress	78,530	46,077		
Buildings for sale	71,763	53,152		
Land for sale	252,395	196,067		
Land for sale in process	46,101	43,696		
Other inventories	5,863	4,537		
Advance payments	4,144	1,987		
Prepaid expenses	5,357	4,135		
Accounts receivable-other	14,135	14,813		
Deferred income taxes	64,339	66,477		
Other current assets	2,331	2,830		
Less allowance for doubtful accounts	(1,047)	(1,103)		
Fixed Assets	**374,097**	**366,151**	**7,946**	**2.2**
Tangible fixed assets	**171,429**	**142,867**	**28,562**	**20.0**
Buildings	65,911	60,646		
Structures	4,478	4,273		
Machinery and equipment	10,331	10,201		
Vehicles and delivery equipment	156	162		
Tools and equipment	4,190	3,925		
Land	83,265	61,559		
Constructions in progress	3,096	2,096		
Intangible fixed assets	**3,931**	**3,925**	**6**	**0.2**
Lease rights	1,608	1,605		
Software	1,604	1,599		
Utility rights	30	24		
Telephone subscription rights	687	696		
Investments	**198,736**	**219,359**	**(20,623)**	**(9.4)**
Investment in securities	95,447	112,793		
Investment in subsidiaries and partnership	39,806	26,563		
Long-term loans receivable	54,818	74,479		
Long-term prepaid expenses	817	740		
Deposit and guaranty	12,456	12,400		
Deferred income taxes	5,945	14,330		
Other investments and other assets	4,426	5,408		
Reserve for losses from investments in subsidiaries	(682)	(682)		
Less allowance for doubtful accounts	(14,300)	(26,675)		
Total	**1,001,291**	**988,821**	**12,470**	**1.3**

As of October 31, 2005 and January 31, 2005

Millions of yen

	FY2005 3rd Quarter	FY2004	Difference	%
Liabilities	**394,949**	**363,431**	**31,518**	**8.7**
Current Liabilities	**364,285**	**328,183**	**36,102**	**11.0**
Notes payable-trade	55,451	59,736		
Accounts payable-trade	45,553	39,144		
Accounts payable-construction	34,942	52,085		
Short-term notes	40,000	-		
Current portion of notes	-	30,000		
Accounts payable-other	7,141	6,792		
Accrued expenses	12,320	12,094		
Corporate tax payable	607	14,719		
Consumption tax payable	1,118	6,422		
Advances received-construction	84,108	62,059		
Advance received-other	24,107	4,901		
Reserve for bonuses	18,289	14,262		
Reserve for warranty on completed works	1,774	1,896		
Other current liabilities	38,872	24,067		
Long term liabilities	**30,664**	**35,248**	**(4,584)**	**(13.0)**
Accrued retirement benefits	23,754	24,090		
Reserve for retirement benefits for retiring directors, executive officers and corporate auditors	836	708		
Reserve for Japan Expo expenses	-	175		
Deposits and guaranty received	6,072	9,131		
Other long term liabilities	-	1,142		
Shareholders' Equity	**606,342**	**625,390**	**(19,048)**	**(3.0)**
Paid-in capital	**186,554**	**186,554**	**-**	**-**
Capital surplus	**242,307**	**237,524**	**4,783**	**2.0**
Retained earnings	**207,159**	**218,634**	**(11,475)**	**(5.2)**
Legal reserve	23,128	23,128		
Reserve for dividends	15,000	13,000		
General reserve	162,300	162,300		
Unappropriated retained earnings	6,730	20,205		
Net unrealized holding gain (loss) on securities	**18,478**	**13,217**	**5,261**	**39.8**
Less treasury stock, at cost	**(48,156)**	**(30,540)**	**(17,616)**	**-**
Total	**1,001,291**	**988,821**	**12,470**	**1.3**

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2005 – Oct. 31, 2005		Feb. 1, 2004 – Jan. 31, 2005	
	Millions of yen	%	*Millions of yen*	%
Net sales	**742,759**	**100.0**	**1,086,179**	**100.0**
Construction	592,084	79.7	900,368	82.9
Real estate	150,674	20.3	185,810	17.1
Cost of sales	**598,402**	**80.6**	**860,022**	**79.2**
Construction	468,167	79.1	695,148	77.2
Real estate	130,234	86.4	164,873	88.7
Gross profit on sales	**144,356**	**19.4**	**226,157**	**20.8**
Total gross profit from construction	123,917	20.9	205,220	22.8
Total gross profit from sales of real estate	20,439	13.6	20,937	11.3
Selling, general and administrative expenses	**124,901**	**16.8**	**165,267**	**15.2**
Operating income	**19,454**	**2.6**	**60,889**	**5.6**
Non-operating income	**5,466**	**0.7**	**5,942**	**0.5**
Interest and dividend income	3,170		4,101	
Other income	2,296		1,841	
Non-operating expense	**3,046**	**0.4**	**4,393**	**0.4**
Interest paid	26		66	
Interest on bonds	99		468	
Other expenses	2,920		3,858	
Recurring income	**21,874**	**2.9**	**62,439**	**5.7**
Extraordinary income	396	0.1	42,373	3.9
Extraordinary loss	**4,670**	**0.6**	**63,113**	**5.8**
Income before taxes	**17,600**	**2.4**	**41,699**	**3.8**
Income taxes (except enterprise tax)	360	0.1	14,873	1.3
Deferred income taxes	6,953	0.9	7,334	0.7
Net income	**10,287**	**1.4**	**19,492**	**1.8**
Retained earning brought forward from the preceding business term	11,931		6,881	
Loss on sales of treasury stock	8,824		-	
Interim dividends	6,664		6,168	
Unappropriated retained earnings	**6,730**		**20,205**	

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

December 1, 2005

By: /s/ [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department